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Exhibit (a)(8)

Dura Automotive	2791 Research Drive	Tel. (248) 299-7500
Systems, Inc	Rochester Hills, MI 48309-3575	Fax (248) 299-7501

[DURA LOGO]

July 31, 2003

Board of Directors
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706

Members of the Board:

        We were disappointed by the July 21, 2003 announcement that Methode Electronics, Inc. ("Methode") had purchased 750,000 shares of its Class B Common Stock from the McGinley Trusts (the "Trusts") and entered into a preclusive lock up agreement (the "Lock Up") with the Trusts regarding their remaining Class B Shares. These actions directly contradict Methode's stated commitment to obtain the approval of its Class A stockholders before repurchasing its Class B shares, and are inconsistent with the constructive dialogue we had with representatives of the Trusts on July 17, 2003. Moreover, these actions are draconian, preclusive steps, resulting from a flawed process, designed to prevent Dura Automotive Systems, Inc. ("Dura") from consummating a transaction that is more favorable to Methode and all of its stockholders.

        In light of the Methode Board's recent actions, we intend to amend our pending tender offer in the following manner so that it will be clearly superior for all Methode stockholders to the transaction contemplated by the Lock Up:

        1.     Dura will increase its tender offer price for all of Methode's currently outstanding Class B Common Stock to $50.00 per share (112.3% higher than the $23.55 per share price set forth in the Lock Up) and will waive the condition to its offer regarding the inapplicability of Section 203 of the General Corporation Law of the State of Delaware. Alternatively, if Methode and the Trusts wish, Dura will, subject to applicable securities laws, immediately terminate its tender offer and promptly purchase all of the Trusts' Class B shares for $50.00 per share in cash. Once that purchase is completed, Dura will agree to commence a tender offer for all remaining outstanding Class B shares at $50.00 per share, again not subject to the Section 203 condition.

        2.     Dura will agree that, after completing its purchase of Class B shares, it will fund a special dividend payable to Methode's Class A stockholders of $0.35 per share, and will instruct its representatives on the Methode Board, subject to the proper exercise of their fiduciary duties, to support an additional dividend by Methode of $0.26 per share, for a total special dividend of $0.61 per share, or over 15 times greater than the $0.04 per share dividend that Methode has agreed to pay to the Class A stockholders in connection with the proposed transaction.

        3.     Dura will further agree that, after completing its purchase of Class B shares, it will enter into a governance agreement with Methode. This agreement will provide that during its three-year term:

          (a)   Dura will vote its shares of Class B Common Stock to elect a Board of Directors of Methode that consists of a majority of independent directors (within the meaning of the proposed Nasdaq rules).

          (b)   Dura will not, without the approval of the independent directors of Methode, purchase any additional shares of Methode common stock or become part of a "group" that owns or seeks to acquire additional Methode common stock.

          (c)   Dura will not sell any of its Methode Class B Common Stock without giving Methode an appropriate right of first refusal and will support an amendment to Methode's certificate of incorporation that will provide that the special voting rights of the Class B Common Stock will automatically terminate upon any transfer to any nonaffiliate of the holder thereof.

          (d)   Dura will agree not to pursue a business combination transaction with Methode without the consent of the independent directors of Methode unless it is in response to a business combination proposal by a third party.

          (e)   All business transactions between Dura and Methode will be on arm's-length terms and any material business transactions between the parties will be subject to the approval of the independent directors of Methode.

        Based on our proposal, we believe your fiduciary duties under Delaware law compel you to terminate the Lock Up and accept our proposal, which is clearly superior to the pending merger transaction in every respect:

  •
  The Class B stockholders will receive a premium of 112.3% over the Lock Up price;

  •
  Our proposal provides the opportunity for quick payment to, and certainty for, the Trusts;

  •
  Our proposal currently involves no litigation;

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  The Class A stockholders will receive a total dividend of up to $0.61 per share, which is over 15 times greater than the dividend to be paid by Methode;

  •
  Methode will not be required to fund any amounts over and above what would have been required to be paid in connection with the proposed merger (Methode dividend of $0.26 per share will require approximately $9.18 million; proposed merger (cash-out of remaining Class B shares) and Class A dividend will require $9.35 million);

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  Methode will be managed by a Board of Directors that includes a majority of independent directors; and

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  The governance agreement will provide Methode with stability while at the same time permitting Dura to be a valuable, strategic business partner.

        This letter is a statement of our current intentions and should not be construed as an amendment to our pending tender offer. Such an amendment will only be effected in the manner set forth in the Offer to Purchase, dated July 8, 2003.

        Please contact us by 8:00 a.m. EST on August 4, 2003, so that we can effectuate the proposal set forth in this letter. As we stated in our prior July 8, 2003 letter, we are prepared to meet with you at your earliest convenience to discuss our proposal. We are willing to execute a standard confidentiality agreement as required in the Lock Up should you require this before agreeing to meet with us. We believe that such a meeting would be in the best interests of Dura, Methode and our respective stockholders. I look forward to hearing from you.

Sincerely,

/s/  LAWRENCE A. DENTON

Lawrence A. Denton
Chief Executive Officer

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  Exhibit (a)(8)